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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                               SCHEDULE 13E-3/A
                              (AMENDMENT NO. 1)

                       RULE 13E-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

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                           THE MARQUEE GROUP, INC.
                             (Name of the Issuer)

                           THE MARQUEE GROUP, INC.
                     (Name of Person(s) Filing Statement)

                                   WARRANTS
                        (Title of Class of Securities)

                                  570906115
                    (CUSIP Number of Class of Securities)

                        ROBERT M. GUTKOWSKI, PRESIDENT
                        888 SEVENTH AVENUE, 37TH FLOOR
                           NEW YORK, NEW YORK 10019
                                (212) 977-0300

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   Copy to:

                             AMAR BUDARAPU, ESQ.
                               BAKER & MCKENZIE
                               805 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                                (212) 751-5700

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This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.  [X] A tender offer.

d.  [ ] None of the above.

 Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

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   This Amendment No. 1 amends and supplements the Transaction Statement on
Schedule 13E-3 (the "Schedule 13E-3") filed with the Securities and Exchange Commission on July 23, 1997 by The Marquee Group, Inc., a Delaware corporation (the "Company"), relating to the offer by the Company to purchase all of its outstanding warrants upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 23, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer").

   This Amendment No. 1 reflects the Company's extension by press release, dated August 21, 1997, of the date and time at which the Offer expires from 5:00 p.m., New York City time, on Thursday, August 21, 1997 to 5:00 p.m., New York City time, on Thursday, September 4, 1997.

ITEM 16. ADDITIONAL INFORMATION.

   Item 16 of the Schedule 13E-3 is hereby supplemented and amended by adding the following:

   As set forth in the Press Release, dated August 21, 1997, which is attached hereto as Exhibit (d)(9) (the "Press Release"), the complete text of which is incorporated herein by reference, the Company has extended the time and date of expiration of the Offer to 5:00 p.m., New York City time, on Thursday, September 4, 1997, unless further extended.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

   (d)(9) Press Release, dated August 21, 1997.

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                                  SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          THE MARQUEE GROUP, INC.,
                                          a Delaware corporation
                                          By: /s/ Jan E. Chason
                                              -------------------------------
                                              Jan E. Chason
                                              Chief Financial Officer and
                                              Treasurer

August 20, 1997

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                                EXHIBIT INDEX

 EXHIBIT NO.                    DESCRIPTION
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
(D)(9)          Press Release, Dated August 21, 1997.

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